# SONO·TEK

Sono•Tek Corporation **2006** *Annual Report*




global expansion >> innovation >> growth >>
2005
2004

***On the Cover*** - Sono-Tek has emerged as a high-tech growth company. Over the past four years, we have developed a number of new ultrasonic spray nozzle and system designs for new markets, allowing us to broaden our business significantly into areas such as medical devices, industrial coatings, and nanotechnology. We have also featured our stockholder's equity chart for the past three years. (Details regarding stockholder's equity can be found on page three of this report.)

These initiatives, together with steady improvement in our financial results, demonstrate that Sono-Tek is poised for significant future growth.

***Business Focus*** - Our core competency is in developing and manufacturing patented, proprietary ultrasonic liquid atomization spray nozzles and associated systems that utilize our technology. In order to penetrate new application markets, we constantly strive to advance this technology by developing new nozzle and system designs. In some situations, we team up with another company possessing strengths complementary to ours, in order to bring a product to market more quickly than either party could do on their own. We are clear in the vision that our strength and future growth lies in utilizing our core competency in as many new markets as possible.

***The Ultrasonic Advantage*** - Ultrasonic spray nozzles offer many benefits compared to conventional pressure nozzles, and this is the primary reason why our technology has gained acceptance in a variety of applications. Our customers in well-established markets, based primarily in North America, are aware of these benefits. As these multi-national customers expand their operations throughout eastern and western Europe and all of Asia, they continue to use our equipment because they understand its value. This springboard effect has allowed us to increase our global presence and is quite evident for our SonoFlux spray fluxing equipment, used by manufacturers of electronic printed circuit board assemblies. In this application, it has been demonstrated that our equipment provides uniform coatings, requires little maintenance, significantly reduces chemical consumption, and reduces environmental impact, all of which are now being recognized on a global scale.

In the medical device industry, we have established a global business based on the ability of our nozzles and nozzle systems to coat very small implantable devices, such as arterial stents and diabetes monitors, with precise and repeatable uniform coatings far superior to what can be achieved using other coating methods.

Our latest area of focus is industrial coatings, a large market that encompasses a wide variety of applications, including coatings for glass, fabric finishing, solar panels, and food products. Companies engaged in industrial coatings have worked for years using traditional coating systems. They are accustomed to clogged nozzles, overspray, wasted chemicals, excessive water usage, and expensive environmental capture and cleaning systems. They have used conventional nozzles as there was no better alternative until now. We are approaching a wide range of these customers and offering them a better way. Our solution is based on our WideTrack ultrasonic spray system technology. Our initial foray into this broad market has been gratifying. We have made over a dozen sales onto glass lines, several textile application sales, and very recently, made our first sale of the WideTrack system for food product coatings.

The newest market to experience the ultrasonic advantage is the nanotechnology market. The size to which this market will grow is still unknown, but the potential is enormous. Customers who have purchased our SonoDry spray drying nozzles and our WideTrack deposition system tell us that the types of particles or coatings that they achieve using our technology cannot be achieved using any other approach. We are also in the midst of developing new nozzle systems capable of producing smaller drops than we can produce using our current technology. This should have a significant impact in this area, since small drop size is a key element in producing nanoparticles.

## MARKET EXPANSION AND PRODUCT DEVELOPMENT



>> ELECTRONICS
**SonoFlux 2000FP** for printed circuit boards



>> MEDICAL DEVICES
**Medicoat** for stent coating



>> INDUSTRIAL COATINGS
**WideTrack** for glass, textiles, etc.



>> NANOTECHNOLOGY
**SonoDry & WideTrack** for particles & thin layers

## Corporate Highlights for Fiscal Year 2006

- >> Strong profitability - 19 consecutive quarters
- >> Significant growth in revenue and income
- >> Excellent cash position and minimal debt
- >> Increased stockholder equity
- >> Growth in the electronics market
- >> Growth in the medical device market
- >> Successful entry into industrial coating markets
- >> Increased global expansion into Europe and Asia

### RECENT PRESS RELEASES

***March 2006*** - Development and patent application for a new ultrasonic atomization technology capable of producing very small droplets for nanotechnology applications

***February 2006*** - Specialty Coating Systems and Sono-Tek announce a partnership in the development of the Precisioncoat system for newer volatile organic compound (VOC) free conformal coatings

***December 2005*** - First sale of a polymer vacuum deposition system using ultrasonic nozzle technology for thin film deposition on batches of implantable diabetes monitoring devices

***August 2005*** - Teaming with Starfire, developer of nano-structured silicon carbide polymer solutions, and New York State Energy Research and Development Authority to enhance the fire resistance of fiberglass using our WideTrack coating system to apply Starfire's proprietary solutions

### TABLE OF CONTENTS

### *The Year in Review*

For Fiscal Year 2006, which ended February 28, 2006, Sono-Tek has continued the trend of increasing its financial performance and strength. Our sales grew by 18% to $6,871,000, and our net income grew by 33% to $1,043,000.

As a direct result of our increased income, we have reduced our corporate debt to the modest level of $105,000, leaving us in a strong position to borrow when an opportunity requiring external funds presents itself. Stockholder's Equity has reached an all time high of $4,230,000, which meets the requirements for listing on a more widely recognized stock exchange as opposed to our current OTC listing. Sono-Tek meets all other requirements for listing, except for its current share price, which must be either $3 or $4 per share depending on the exchange. Finally, our cash on hand has grown to over $1,700,000, with most of it currently invested in debt instruments of other top rated corporations and available for strategic use when required. These operating results, with the trends over the past four years, are shown in the charts below.


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DEBT (IN THOUSANDS OF DOLLARS)
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NET INCOME (IN THOUSANDS OF DOLLARS)
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STOCKHOLDER'S EQUITY (IN THOUSANDS OF DOLLARS)
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## *Our Markets*

### ELECTRONICS

*Sono-Tek's involvement in the electronics market covers several application areas. The first and most well known application is in the printed circuit board assembly segment of electronics production. Fifteen years ago, we pioneered the use of ultrasonic spray equipment for applying solder flux to entire printed circuit boards during the wave soldering process. The application of flux is a necessary step in the creation of a reliable solder joint, since it acts as an oxide remover and wetting agent and ensures that the solder will coat the joints uniformly and thoroughly. Prior to spray fluxing, the most common method of applying flux was foam fluxing, in which a bath of flux is aerated using an air stone, thereby creating a foam head, through which the circuit assembly is transported. This method, although very simple, is accompanied by a host of problems. It is difficult to maintain the proper chemical composition due to the open nature of the bath and corresponding evaporation of the solvents. The associated loss of chemicals into the work environment is both costly and undesirable. In addition, high performance fluxes were developed that require the amount of flux applied to an assembly to be closely controlled. Foam fluxing equipment is incapable of close control, whereas ultrasonic spray equipment can precisely control the quantity of flux applied.*

*Sono-Tek introduced a better way to apply fluxes to circuit boards during the early 1990s, pioneering the use of ultrasonic atomization spray nozzles in this application. Over the years, Sono-Tek spray fluxing equipment has become an industry standard, primarily in North America. Now, we are embarked on a major effort to sell our cost-saving and environmentally friendly systems throughout the rest of the world, where foam-fluxing equipment is still in common use.*

*Our SonoFlux spray fluxing equipment is integrated with wave solder machines supplied by other manufacturers. The equipment is located either within the machine itself or adjacent to it. Almost all wave solder machine manufacturers offer their own spray fluxers, however, the superior quality of our ultrasonic spray fluxing equipment compared to the offerings of wave solder companies has allowed us to capture a significant share of the market. Customers typically specify Sono-Tek equipment when purchasing new wave solder machines, or retrofit our equipment into existing machines. It is analogous to someone buying an automobile rejecting the automobile manufacturer's engine and replacing it with another supplier's engine, because of its better performance. This may appear to be an unlikely scenario, but due to our system's superior attributes it is how we have successfully penetrated this market over the years.*

*A few years ago, an international agreement was reached banning the use of lead in solder for electronics assembly. Recently, Europe implemented this ban and the rest of the world is moving rapidly toward this objective. This initiative has magnified the difference in benefits between our ultrasonic spray fluxing equipment and standard competitive pressure spray fluxers offered by wave solder machine manufacturers. Lead-free solders do not wet as well as solders containing lead. They require a more aggressive flux to help the wetting process and to achieve acceptable solder joints. Aggressive fluxes usually contain a high percentage of rosin, a sticky substance that can quickly clog pressure nozzles, which are normally used in our competitors' equipment. Ultrasonic nozzles are "self cleaning", both because they vibrate, which tends to minimize any accumulation of residue, and because they have much larger liquid flow path orifices than pressure nozzles. As a result of this, we have seen a heightened customer interest in our equipment, and foresee this trend continuing over the next several years. We have approached several wave solder manufacturers, encouraging them to incorporate our equipment into their machines because of the self-cleaning capability. This could be a winning strategy for both parties. The wave solder machine manufacturer would have a stronger initial offering, and we would have easier access to a much wider market.*

*Another development in this market is the increased trend toward the use of "selective" soldering. On boards containing primarily surface mounted devices (cell phone circuit boards are an example), most devices do not require wave soldering. Only selected components require soldering. Thus smaller, less expensive selective soldering can be used. Flux must still be applied as the first step, and this market expansion allows for us to apply flux selectively to these boards, speeding up the process, and saving chemicals. We have created new nozzle and system designs to address this new market development, our SelectaFlux System.*

*Last year, we introduced the Sono-Tek/EVS Solder Recovery System to our U.S. and Canadian customer base. This line is a natural extension of our sales and marketing activities, since customers who purchase our spray fluxing systems also have a need to recover and reuse spent solder. The Sono-Tek/EVS equipment is a capital expenditure that significantly reduces operating costs, paying for itself in three to nine months, depending on the type and amount of solder used. This has proven to be a successful and growing new business segment for us.*

*The end products in the electronics industry are familiar items that utilize circuit boards, such as televisions, DVD players, cell phones, computers, and all the other hardware that has now become indispensable in our modern world. At the heart of these boards are semiconductor chips, which become part of the printed circuit boards that we help to manufacture. The fabrication of these chips presents additional opportunities for our ultrasonic spray equipment, such as the application of photolithographic chemicals onto wafers and flat panel displays, and other processes. The extremely small, precise drop size created with our higher frequency nozzles have proven to be ideal for applying photoresist to microelectronic devices containing complex topography, with deep wells and steep side walls. Coating thicknesses down to 1 micron with uniformity of less than 2 percent have been reported.*



*We continue to work with customers in developing these applications. Our technology is playing an increasingly important role as the complexity of these devices increases.*

## MEDICAL DEVICES

*Although Sono-Tek has a long history of supplying ultrasonic nozzles to manufacturers of blood collection tubes, it was only four years ago that we began to make significant progress in expanding our role in the medical device market. At that time, inquiries started to be received regarding the application of drug-polymer-solvent solutions to cardiovascular stents using ultrasonic nozzles. We had received some prior publicity through a patent that was issued to a major stent manufacturer, which referenced our nozzles systems in regard to coating stents. Since then, we have gone on to develop specialized nozzles, such as the AccuMist and the MicroMist nozzles, and complete coating systems, such as the MediCoat and MediSonic systems for this market.*

*These nozzles and systems have been met with wide acceptance. Larger companies buy nozzles to incorporate in their own systems, while smaller companies typically purchase standalone units such as the MediCoat system, which enables the user to begin coating arterial stents quickly, since it is a complete "bench-top" coating station. Many of the companies using our stent coating systems are located outside the U.S., where the time to market generally is much shorter than here, due to different regulatory and legal systems.*

*In the past year, we also announced the sales of our MediSonic vacuum batch coating system for applying coatings to devices used in implantable diabetes monitoring kits. Diabetes is a very serious and growing problem, and new technologies for the control of this disease are in great demand. In addition, we are supplying equipment for coating catheters, guide wires, sutures, and implantable meshes. We also are working with new customers for coating blood collection tubes. Previously, much of our business in this area was in the U.S. Now, there is a new and large market in all the developing countries, as diagnostic medicine based on blood chemistry becomes established there.*

## INDUSTRIAL COATINGS

*Many customers have used our ultrasonic nozzles over the years, applying coatings to a diverse array of products such as chocolate bars, ice cream, float glass, solar panels, and a wide variety of surfaces other than printed circuit boards. We have identified these applications under the catchall phrase "industrial coatings". None of these early applications resulted in a long-term growth market for the company. We determined that part of the reason for this was the lack of a clearly identified product for each application, including application guidelines and specifications. Too much was left for the customer to determine, and they did not always receive sufficient focus and support from us.*

*About three years ago, we began the development of our WideTrack coating system. The WideTrack uses a series of ultrasonic nozzles and associated hardware arranged on a support beam (see front cover). The spray is directed down onto the material to be coated, as it moves under the nozzles on a conveyor belt or web. The nozzles and the air shaping technology are similar to what we use in fluxing printed circuit boards. The WideTrack system can have any number of nozzles, as required, to spray on lines that can range from two to twelve feet in width. The nozzles are spaced from six to eighteen inches apart, depending on the liquids being atomized and the speed of the conveyor.*

*Each material and industrial application requires an understanding of the current process, so that when we replace a traditional process with our system, we can achieve the specified results, but with a greatly reduced amount of chemical, water, fuel for drying, and environmental impact caused by overspray. Our first target industry for WideTrack was the float glass industry, and we now have sold nearly a dozen large systems to this industry. We are now moving into the textile industry, with our first system installed at a major textile company. We recently sold our first WideTrack system for a food coating application. We believe that the industrial coating market has great potential for us, and that it will evolve into a number of focused sub-markets as we move forward.*

## NANOTECHNOLOGY

*Sono-Tek does not produce nanoparticle materials, but we do develop and manufacture equipment that is needed in this growing industry. The extraordinarily small size of nanoparticles gives them physical and chemical properties that are far different from ordinary materials. Nanotechnology applications typically begin with certain finely milled materials, for example titanium dioxide or silicon carbide. These materials are then mixed with an appropriate liquid solvent, and then either sprayed into a chamber to create nanoparticles, or sprayed onto a surface to create nano-layers. About two years ago, we started selling spray dryers incorporating our SonoDry nozzle, and WideTrack coating systems for these applications. Customers have reported significantly better results and higher yields using our equipment than with other methods. As an example, we are working on spraying nano-structured silicon carbide in a polymer solution onto fiberglass in order to dramatically increase the fire resistance of the base material. This work is being done in conjunction with the Starfire Corporation, developer of nano-structured silicon carbide, and the New York State Energy Research and Development Authority.*

*There are several reasons why Sono-Tek ultrasonic nozzles bring benefits to the formation of nanoparticles and nano-layers. One is the ability of our nozzles to break up clumps of nanoparticles because of the ultrasonic vibration. Conventional pressure nozzles may actually cause clumping to occur. Another reason is that the spray from our nozzles is very low in velocity, and smaller, more uniform particle sizes are produced, allowing a more uniform layer to be deposited. To advance our technology in this field, we have recently developed and applied for a patent on a new very high frequency ultrasonic nozzle. This new nozzle system is capable of producing drops that are approximately half the size of what our current line of nozzles can produce. We expect to see this new nozzle on the market later this year, and anticipate that it will have a positive effect on our ability to penetrate this market.*

## Global Expansion

*Although Sono-Tek has had some international business for many years, most of it was concentrated in Mexico, where a robust electronics industry developed after the North American Free Trade Agreement was signed. We also had a few distributors and sales representatives elsewhere, but it was not a focus for us in the past due to cost constraints. With our improving financial strength over the past several years, we have put in place international sales managers supported with market development funding, and a global customer service organization to train our distributors and customers in the use of our equipment. These two moves have had a dramatic effect on our global presence and business. We were recognized in this fiscal year with an Averell Harriman International Trade Award as Exporter of the Year.*

*We now have doubled the number of trained sales representatives and technicians around the world, with emphasis on rapidly growing markets in Europe, Eastern Europe, China, India, and other parts of the Far East. Of equal importance, we have begun to develop synergistic relationships with complementary companies located in these markets. This has enabled us to develop new, combined offerings for these markets more quickly, and with better targeting, than we would be able to do on our own. The global market is now well established as a key part of Sono-Tek's future.*

## In Conclusion

*We foresee considerable room for growth in each of the markets described above, as we interact with customers and their evolving needs, which include greater precision, smaller droplets, thinner coatings, more uniformity, less overspray and waste of expensive ingredients, and environmental protection. The ultrasonic atomization nozzle is ideally suited to meeting these needs in these markets. It also fits into newer markets for us, such as conformal coating with non-volatile liquids, coating proton exchange membranes in fuel cells with catalysts, solar panel applications, and brazing automotive components such as radiators, any one or more of which could be a significant market for us in the future.*

*Our entire team has worked hard to achieve the results reported in the pages that follow, and they are energized by the opportunities we see before us. We feel that Sono-Tek has significant growth potential in the years ahead, and we all are committed to making it happen.*

*Sincerely,*



*Christopher L. Coccio, Ph. D.*

PRESIDENT AND CHIEF
EXECUTIVE OFFICER
JULY 15, 2006



## *Forward-Looking Statements*

We discuss expectations regarding our future performance, such as our business outlook, in our annual and quarterly reports, press releases, and other written and oral statements. These "forward-looking statements" are based on currently available competitive, financial and economic data and our operating plans. They are inherently uncertain, and investors must recognize that events could turn out to be significantly different from our expectations. The following risks are by no means all inclusive but are designed to highlight what we believe are important factors to consider when evaluating our trends and future results.

- Our ability to respond to competition in national and global markets.
- General economic conditions in our markets.

We undertake no obligation to update any forward-looking statement.

## *Overview*

Sono-Tek has developed a unique and proprietary series of ultrasonic atomizing nozzles, which are being used in an increasing variety of electronic, medical, industrial, and nanotechnology applications. These nozzles are electrically driven and create a fine, uniform, low velocity spray of atomized liquid particles, in contrast to common pressure nozzles. These characteristics create a series of commercial applications that benefit from the precise, uniform, thin coatings that can be achieved. When combined with significant reductions in liquid waste and less overspray than can be achieved with ordinary pressure nozzle systems, there is lower environmental impact.

We have a well established position in the electronics industry with our SonoFlux spray fluxing equipment. It saves customers from 40% to 80% of the liquid flux required to solder printed circuit boards over more labor intensive methods, such as foam fluxing. Less flux equates to less material cost, fewer chemicals in the workplace, and less clean-up. Also, the SonoFlux equipment reduces the number of soldering defects, which reduces the level of rework. We experienced a dramatic recovery of this market towards the latter part of Fiscal Year 2004 and throughout Fiscal Year 2005, resulting in increased orders for our equipment.

In the past three years, we have focused engineering resources on the medical device market, with emphasis on providing coating solutions for the new generation of drug coated stents. We have sold a significant number of specialized ultrasonic nozzles and MediCoat stent coating systems to large medical device customers. Sono-Tek's stent coating systems are superior compared to pressure nozzles in their ability to uniformly coat the very small arterial stents without creating webs or gaps in the coatings. We also sell a bench-top, fully outfitted stent coating system to a wide range of customers that are manufacturing stents and/or applying coatings to be used in developmental trials.

We have also committed engineering resources to develop a general industrial coating product, the WideTrack coating system, which is finding increasing applications in the glass, food and textile manufacturing industries. The WideTrack is saving customers money by reducing the use of materials and lessening the environmental impact by significantly reducing overspray, which is common with other types of coating systems.

One of the new markets we are participating in is nanotechnology. We have been able to enter this market with our SonoDry nozzle spraying system and WideTrack technology.

In conclusion, our sales levels have increased as the result of an improved economy, product development efforts, and related marketing thrusts which have had the effects of improving operating and net income, reducing debt, and increasing shareholders' equity.

## Liquidity and Capital Resources

**Working Capital** - Our working capital increased $2,032,000 from a working capital of $1,667,000 at February 28, 2005 to $3,699,000 at February 28, 2006. The increase in working capital was the result of our net income, cash proceeds from the issuance of stock and the exercise of stock options and warrants, the repayment of the outstanding line of credit and an increase in the current deferred tax asset. Our current ratio is 5.33 to 1 at February 28, 2006, as compared to 2.47 to 1 at February 28, 2005.

Accounts Receivable increased $142,000 or 17% from $814,000 at February 28, 2005 to $956,000 at February 28, 2006. The increase in Accounts Receivable is due to the increase in net sales for the fiscal year ended February 28, 2006. A majority of the Accounts Receivable balance is less than 60 days old and has been collected as of May 11, 2006.

Inventory increased $182,000, or 14%, from $1,338,000 at February 28, 2005 to $1,520,000 at February 28, 2006. The increase in Inventory is due to the increase in net sales for the fiscal year ended February 28, 2006.

**Stockholders' Equity** - Stockholders' equity increased $1,924,000 from $2,306,000 at February 28, 2005 to $4,230,000 at February 28, 2006. The increase in stockholders' equity is the result of net income of $1,043,000, stock option and warrant exercises of $594,000, and stock issuance of $287,000.

**Operating Activities** - In 2006, our operations provided $880,000 of cash compared to $485,000 in the prior year, an increase of $395,000 or 81%. The increase is primarily due to improved net income over last year which is offset by increases in Accounts Receivable of $142,000 and Inventories of $182,000.

**Investing Activities** - In 2006, we used $196,000 primarily for the purchase of capital equipment and patent application costs.

**Financing Activities** – In 2006, the net cash provided by financing activities was $636,000, resulting from: the issuance of stock for $287,000, exercise of stock options and warrants for $594,000; repayment of the outstanding line of credit of $350,000 and the proceeds of notes payable to finance equipment purchases of $116,000.

We currently have a revolving credit line of $500,000 and a $150,000 equipment purchase facility, both of these are with a bank. At February 28, 2006, there were no outstanding borrowings under the line of credit. The revolving credit line is collateralized by all of the assets of the Company and requires a 30 day annual payoff, which took place between April 12, 2005 and May 12, 2005. There have been no borrowing's under the revolving credit line after it was paid off in May 2005.

We had outstanding borrowings of $105,000 under the equipment facility at February 28, 2006. The borrowings have repayment terms which vary from 36 – 60 months and bear interest at rates from 6.2% - 6.6%.

## ***Results of Operations***

For the year ended February 28, 2006, our sales increased $1,067,000 or 18% to $6,871,000 as compared to $5,804,000 for the year ended February 28, 2005. The increase was the result of an increase in nozzle-spraying system sales, medical coating systems and the addition of the EVS solder recovery line. Foreign sales levels increased to 44% in 2006 versus 41% in fiscal year 2005.

Our gross profit increased $266,000, to $3,429,000 for the year ended February 28, 2006 from $3,163,000 for the year ended February 28, 2005. Our gross margin percentage decreased to 50% for the year ended February 28, 2006 from 54% for the year ended February 28, 2005. The decrease in gross margin is due to somewhat lower sales prices as we expand our business in overseas markets. In our continuing efforts to increase our market share overseas, a reduction in sales prices appeared to be necessary. During the year ended February 28, 2006, we increased our overseas sales by $643,000, an increase of 27% over the year ended February 28, 2005. Our gross margin percentage was also affected by increases in both internal and external operating costs.

Marketing and selling costs increased $96,000 to $1,127,000 for the year ended February 28, 2006 from $1,031,000, for the year ended February 28, 2005. The increase was principally a result of increased labor, commissions and fringe benefit costs. The increase was the direct result of increased sales levels during the current fiscal year.

General and Administrative expense remained flat at $778,000 for the two fiscal years ended February 28, 2006 and February 28, 2005.

Research and product development costs increased $130,000 to $648,000 for the year ended February 28, 2006 as compared to $518,000 for the year ended February 28, 2005. The increase was principally due to an increase in engineering personnel and fringe benefit costs.

Our operating income increased $40,000 to $876,000 for the year ended February 28, 2006 as compared to $836,000 for the year ended February 28, 2005. Net income increased $248,000 to $1,043,000 or $.07 per share on a diluted basis for the year ended February 28, 2006 from $795,000 or $.07 per share for the year ended February 28, 2005.

## ***Other Income***

As previously reported on Form 8-K, filed on July 5, 2005, the Company determined that a former employee had misappropriated approximately $250,000 of the Company's monies, primarily through unauthorized check writing from the Company's accounts over a period of three calendar years. The Company had previously expensed substantially all of the misappropriated funds over the years.

The Company recovered $157,605 during the year ended February 28, 2006; this amount is recorded as other income. The Company is pursuing appropriate remedies to recover the balance of the funds. As previously discussed, the Company can offer no assurances that it will be successful in its attempt to collect the balance of the remaining restitution.

## ***Critical Accounting Policies***

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and may potentially result in materially different results under different assumptions and conditions. The Company believes that its critical accounting policies are limited to those described below. For a detailed discussion on the application of this and other accounting policies see note 2 to the Company's consolidated financial statements.

### *Accounting for Income Taxes*

As part of the process of preparing the consolidated financial statements, the Company is required to estimate income taxes. Management judgment is required in determining the provision for the deferred tax asset. During the fourth quarter of the year ended February 29, 2004, the Company reduced the valuation reserve for the deferred tax asset resulting from the net operating losses carried forward due to the Company having demonstrated consistent profitable operations. In the event that actual results differ from these estimates, the Company may need to again adjust such valuation reserve.

### *Stock-Based Compensation*

SFAS 123, *Accounting for Stock-Based Compensation,* as amended by SFAS 148, *Accounting for Stock-Based Compensation— Transition and Disclosure,* encourages, but does not require, companies to record compensation cost for stock based employee compensation plans at fair value. The Company has chosen to continue, until March 1, 2006, to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees, and Related Interpretations.* Accordingly, compensation cost for stock options granted to employees is measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount an employee must pay to acquire the stock.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

***To the Stockholders and Board of Directors***
***Sono-Tek Corporation***
***Milton, New York***

We have audited the accompanying consolidated balance sheet of Sono-Tek Corporation as of February 28, 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years ended February 28, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sono-Tek Corporation, as of February 28, 2006 and the results of their operation and their cash flows for each of the years then ended February 28, 2006 and 2005 in conformity with accounting principles generally accepted in the United States.

Sherb & Co., LLP

SHERB & CO., LLP
Certified Public Accountants
New York, New York
May 9, 2006

## CONSOLIDATED BALANCE SHEET

| ASSETS | February 28, 2006 |
|---|---|
| Current Assets | |
| Cash and cash equivalents | $ 1,740,804 |
| Accounts receivable (less allowance of $18,500) | 955,094 |
| Inventories | 1,520,397 |
| Prepaid expenses and other current assets | 68,024 |
| Deferred tax asset | 270,000 |
| Total current assets | 4,554,319 |
| Equipment, furnishings and leasehold improvements (less accumulated depreciation of $788,245) | 257,299 |
| Intangible assets, net | 29,922 |
| Other assets | 7,171 |
| Deferred tax asset | 315,000 |
| TOTAL ASSETS | $ 5,163,711 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | |
| Current Liabilities: | |
| Accounts payable | $ 330,701 |
| Accrued expenses | 498,504 |
| Current maturities of long term debt | 25,415 |
| Total current liabilities | 854,620 |
| Long term debt, less current maturities | 79,114 |
| Total Liabilities | 933,734 |
| Commitments and Contingencies | - |
| Stockholders' Equity | |
| Common stock, $.01 par value; 25,000,000 shares authorized, 14,354,416 issued and outstanding | 143,545 |
| Additional paid-in capital | 8,247,091 |
| Stock subscription receivable | (15,750) |
| Accumulated deficit | (4,144,909) |
| Total stockholders' equity | 4,229,977 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 5,163,711 |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended February 28, | |
|---|---|---|
| | 2006 | 2005 |
| Net Sales | $ 6,871,069 | $ 5,803,586 |
| Cost of Goods Sold | 3,442,501 | 2,640,373 |
| Gross Profit | 3,428,568 | 3,163,213 |
| Operating Expenses | | |
| Research and product development | 647,681 | 517,526 |
| Marketing and selling | 1,126,507 | 1,031,194 |
| General and administrative | 778,451 | 778,820 |
| Total Operating Expenses | 2,552,639 | 2,327,540 |
| Operating Income | 875,929 | 835,673 |
| Interest Expense | (6,008) | (93,032) |
| Interest Income | 15,611 | 6,882 |
| Other Income | 158,038 | 57,779 |
| Income before Income Taxes | 1,043,570 | 807,302 |
| Income Tax (Expense) | (250) | (12,000) |
| Net Income | $ 1,043,320 | $ 795,302 |
| Basic Earnings Per Share | $ .07 | $ .07 |
| Diluted Earnings Per Share | $ .07 | $ .07 |
| Weighted Average Shares – Basic | 14,156,972 | 11,708,331 |
| Weighted Average Shares – Diluted | 14,274,493 | 12,006,170 |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED FEBRUARY 28, 2006 AND FEBRUARY 28, 2005

| | Common Stock Par Value $.01 | | Additional Paid – In | Stock Subscription | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|
| | Shares | Amount | Capital | Receivable | Deficit | Equity |
| Balance – February 29, 2004.... | 10,494,156 | $104,942 | $6,465,436 | $ 0 | $(5,983,531) | $ 586,847 |
| Stock Sold/Issued | 388,168 | 3,882 | 575,796 | (15,750) | - | 563,928 |
| Exercise of warrants | 2,272,017 | 22,720 | 263,003 | - | - | 285,723 |
| Exercise of stock options | 671,299 | 6,713 | 66,998 | - | - | 73,711 |
| Net Income | - | - | - | - | 795,302 | 795,302 |
| Balance – February 28, 2005.... | 13,825,640 | 138,257 | 7,371,233 | (15,750) | (5,188,229) | 2,305,511 |
| Non-employee stock options.. | 7,562 | 76 | 2,475 | - | - | 2,551 |
| Exercise of warrants | 345,714 | 3,457 | 564,043 | - | - | 567,500 |
| Stock Sold/Issued | 125,000 | 1,250 | 286,250 | - | - | 287,500 |
| Exercise of stock options | 50,500 | 505 | 23,090 | - | - | 23,595 |
| Net Income | - | - | - | - | 1,043,320 | 1,043,320 |
| Balance – February 28, 2006.... | 14,354,416 | $143,545 | $ 8,247,091 | $(15,750) | $(4,144,909) | $4,229,977 |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended February 28, 2006 | 2005 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Income | $1,043,320 | $ 795,302 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation and amortization | 72,155 | 53,092 |
| Provision for doubtful accounts | 377 | 3,077 |
| (Increase) Decrease in: | | |
| Accounts receivable | (141,768) | (2,946) |
| Inventories | (181,987) | (432,941) |
| Prepaid expenses and other current assets | 43,690 | (28,114) |
| Increase in: | | |
| Accounts payable and accrued expenses | 44,648 | 97,459 |
| Net Cash Provided by Operating Activities | 880,435 | 484,929 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of equipment, furnishings and leasehold improvements | (185,029) | (126,886) |
| Patent filing costs | (11,320) | (347) |
| Other assets | - | (630) |
| Net Cash Used In Investing Activities | (196,349) | (127,863) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Proceeds from issuance of stock | 287,500 | 563,923 |
| Proceeds from exercise of warrants and options | 593,646 | 359,439 |
| Line of Credit Repayment | (350,000) | (312,000) |
| Loan Payments/ exchanges | (11,112) | (737,372) |
| Proceeds from Notes Payable | 115,641 | - |
| Net Cash Provided by (Used in) Financing Activities | 635,675 | (126,010) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 1,319,761 | 231,056 |
| CASH AND CASH EQUIVALENTS: | | |
| Beginning of year | 421,043 | 189,987 |
| End of year | $1,740,804 | $ 421,043 |

*See notes to consolidated financial statements.*

## *Notes to Consolidated Financial Statements*

YEARS ENDED FEBRUARY 28, 2006 AND FEBRUARY 28, 2005

***Note 1:*** BUSINESS DESCRIPTION

The Company was incorporated in New York on March 21, 1975 for the purpose of engaging in the development, manufacture, and sale of ultrasonic liquid atomizing nozzles, which are sold world-wide. Ultrasonic nozzle systems atomize low to medium viscosity liquids by converting electrical energy into mechanical motion in the form of high frequency ultrasonic vibrations that break liquids into minute drops that can be applied to surfaces at low velocity.

***Note 2:*** SIGNIFICANT ACCOUNTING POLICIES

**Consolidation** - The accompanying consolidated financial statements of Sono-Tek Corporation, a New York corporation (the "Company"), include the accounts of the Company and its wholly owned subsidiary, Sono-Tek Cleaning Systems, Inc., a New Jersey Corporation ("SCS"), which the Company acquired on August 3, 1999, whose operations have been discontinued. There have been no operations of this subsidiary since Fiscal Year Ended February 28, 2002. All significant intercompany accounts and transactions are eliminated in consolidation.

**Cash and Cash Equivalents** - Cash and cash equivalents consist of money market mutual funds, short term commercial paper and short-term certificates of deposit with original maturities of 90 days or less. The Company occasionally has cash or cash equivalents on hand in excess of the $100,000 insurable limits at a given bank. At February 28, 2006, the Company had $1,640,804 over the insurable limit.

**Supplemental Cash Flow Disclosure** -

| | Years Ended February 28, | |
|---|---|---|
| | 2006 | 2005 |
| Interest paid | $6,008 | $93,032 |
| Income taxes paid | - | - |

**Inventories** - Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method for raw materials, subassemblies and work-in-process and the specific identification method for finished goods. Consignment goods are spare parts used by outside sales representatives for emergency repairs performed on customer's equipment.

**Allowance for Doubtful Accounts** - The Company records a bad debt expense/allowance based on managements estimate of uncollectible accounts. All outstanding accounts receivable accounts are reviewed for collectibility on an individual basis. The bad debt expense recorded for the year ended February 28, 2006 and February 28, 2005 was $3,862 and $13,500 respectively.

**Equipment, Furnishings and Leasehold Improvements** – Equipment, furnishings and leasehold improvements are stated at cost. Depreciation of equipment and furnishings is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years.

**Product Warranty** - Expected future product warranty expense is recorded when the product is sold.

**Intangible Assets** - Include costs of patent applications which are deferred and charged to operations over seventeen years for domestic patents and twelve years for foreign patents and the unamortized portion of deferred financing costs. The accumulated amortization of patents is $49,780 at February 28, 2006. Annual amortization expense of such intangible assets are expected to be $4,272 per year for the next five years.

**Research and Product Development Expenses** - Research and product development expenses represent engineering and other expenditures incurred for developing new products, for refining the Company's existing products and for developing systems to meet unique customer specifications for potential orders or for new industry applications and are expensed as incurred. Engineering costs directly applicable to the manufacture of existing products are included in cost of goods sold.

**Income Taxes** - The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

**Earnings (Loss) Per Share** - Basic earnings (loss) per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Stock options granted but not yet exercised under the Company's stock option plans are included for Diluted EPS calculations under the treasury stock method.

**Shipping and Handling Costs** – Shipping and handling costs are included in cost of sales in the accompanying consolidated statements of operations.

**Advertising Expenses** - The Company expenses the cost of advertising in the period in which the advertising takes place. Advertising expenses for the year ended February 28, 2006 and February 28, 2005 was $100,205 and $56,740, respectively.

**Long-Lived Assets** - The Company periodically evaluates the carrying value of long-lived assets, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

**Stock-Based Employee Compensation** - The Company accounts for stock-based compensation plans utilizing the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees" and the Financial Accounting Statement of Financial Accounting Standards No. 123 and No. 148 (SFAS 123 and SFAS 148), "Accounting for Stock-Based Compensation". Under SFAS 123, the Company will continue to apply the provisions of APB 25 to its stock-based employee compensation arrangements, and is only required to supplement its financial statements with additional pro-forma disclosures. The Company has elected to provide the related pro-forma disclosures utilizing an intrinsic value method of accounting for such stock based compensation.

The estimated fair value of options granted during Fiscal Year 2006 was $2.18 per share and the estimated fair value of options granted during Fiscal Year 2005 was $1.64 per share. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the 1993 Plan. Had compensation cost for the Company's stock option plan been determined based on the intrinsic value at the option grant dates for awards in accordance with the accounting provisions of SFAS 123, the Company's net income and basic and diluted earnings per share for the years ended February 28, 2006 and February 28, 2005 would have been changed to the pro forma amounts indicated below:

| | Years Ended February 28, | |
|---|---|---|
| | 2006 | 2005 |
| Net income: | | |
| As reported | $1,043,320 | $ 795,302 |
| Deduct: Total stock based employee compensation under Intrinsic value based method for all awards, net of tax effects | 117,181 | 746,818 |
| Pro forma net income | $ 926,139 | $ 48,484 |
| Basic earnings per share: | | |
| As reported | $ .07 | $ .07 |
| Pro forma | $ .07 | $ .00 |
| Diluted earnings per share: | | |
| As reported | $ .07 | $ .07 |
| Pro forma | $ .06 | $ .00 |

The fair value of options granted under the Company's fixed stock option plans during Fiscal Years 2006 and 2005 were estimated on the dates of grant using the minimum value options-pricing models with the following weighted-average assumptions used: expected volatility of approximately 40% and 109% in Fiscal Years 2006 and 2005, respectively, risk-free interest rate of approximately 4.25% and 3.25% in Fiscal Years 2006 and 2005, and expected lives of option grants of approximately four years.

**Recognition of Revenue** – Sales are recorded at the time title passes to the customer, which, based on shipping terms, generally occurs when the product is shipped to the customer. Based on prior experience, the Company reasonably estimates its sales returns and warranty reserves. Sales are presented net of discounts and allowances.

**Concentration of Credit Risk** - The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business. The Company does have cash in excess of the federal insurable limits as noted above. The Company also has two customers, which accounted for 6.4% and 6% of sales, respectively, during the year ended February 28, 2006. One customer accounted for 8% of the outstanding accounts receivables at February 28, 2006.

**Fair Value of Financial Instruments** - The carrying amounts reported in the balance sheet for cash, receivables, accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

**Management Estimates** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## *New Accounting Pronouncements* -

FASB 123 (REVISED 2004) – SHARE-BASED PAYMENTS

In December 2004, the FASB issued a revision to FASB Statement No. 123, Accounting for Stock Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans.

A nonpublic entity will measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of those instruments, except in certain circumstances.

A public entity will initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. A nonpublic entity may elect to measure its liability awards at their intrinsic value through the date of settlement.

The grant-date fair value of employee share options and similar instruments will be estimated using the option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available).

Excess tax benefits, as defined by this Statement, will be recognized as an addition to paid-in-capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in paid-in capital to which it can be offset.

The notes to the financial statements of both public and nonpublic entities will disclose information to assist users of financial information to understand the nature of share-based payment transactions and the effects of those transactions on the financial statements.

For public entities that file as small business issuers the effective date will be as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, Management intends to comply with this Statement at the scheduled effective date for the relevant financial statements of the Company.

FASB 154 - ACCOUNTING CHANGES AND ERROR CORRECTIONS

In May 2005, the FASB issued FASB Statement No. 154, which replaces APB Opinion No.20 and FASB No. 3. This Statement provides guidance on the reporting of accounting changes and error corrections. It established, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements to a newly adopted accounting principle. The Statement also provides guidance when the retrospective application for reporting of a change in accounting principle is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. This Statement is effective for financial statements for fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date of this Statement is issued. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 155 – ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS

In February 2006, the FASB issued FASB Statement No. 155, which is an amendment of FASB Statements No. 133 and 140. This Statement; a) permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 156 – ACCOUNTING FOR SERVICING OF FINANCIAL ASSETS

In March 2006, the FASB issued FASB Statement No. 156, which amends FASB Statement No. 140. This Statement establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

**Note 3:** SEGMENT INFORMATION

The Company currently operates in one business segment, spraying systems and is primarily engaged in the business of developing, manufacturing, selling, installing and servicing ultrasonic spray equipment.

**Note 4:** SALE OF CLEANING SYSTEM BUSINESS:

The Company sold the assets and rights to its Cleaning Systems business on February 28, 2005. The assets, which included certain inventories, drawings and patents were sold for $60,000. Other income of $41,224 was recognized in the financial statements as a result of this sale. An additional contingent payment of up to $22,500 may be due based on future sales of Cleaning Systems products.

**Note 5:** INVENTORIES

Inventories consist of the following:

| | February 28, 2006 |
|---|---|
| Raw Materials | $ 584,484 |
| Work-in-process | 709,099 |
| Consignment | 12,222 |
| Finished Goods | 453,361 |
| Totals | 1,759,166 |
| Less: Allowance | (238,769) |
| | $1,520,397 |

**Note 6:** EQUIPMENT, FURNISHINGS AND LEASEHOLD IMPROVEMENTS

Equipment, furnishings and leasehold improvements consist of the following:

| | February 28, 2006 |
|---|---|
| Laboratory equipment | $ 210,857 |
| Machinery and equipment | 346,873 |
| Leasehold improvements | 45,913 |
| Furniture and fixtures | 441,901 |
| Totals | 1,045,544 |
| Less: accumulated depreciation | (788,245) |
| | $ 257,299 |

Depreciation expense for the years ended February 28, 2006 and February 28, 2005 was $67,682 and $44,590, respectively.

**Note 7:** ACCRUED EXPENSES

Accrued expenses consist of the following:

| | February 28, 2006 |
|---|---|
| Accrued compensation | $321,873 |
| Accrued marketing expense | 1,880 |
| Estimated warranty costs | 27,075 |
| Accrued commissions | 55,893 |
| Professional fees | 18,566 |
| Customer deposits | 68,179 |
| Other accrued expenses | 5,038 |
| | $498,504 |

**Note 8:** REVOLVING LINE OF CREDIT

The Company has a $500,000 revolving line of credit at prime which was 7.5% at February 28, 2006. The loan is collateralized by all of the assets of the Company. The line of credit is payable on demand and must be retired for a 30 day period once annually. As of February 28, 2006, the Company had no outstanding borrowings under the revolving line of credit.

**Note 9:** LONG-TERM DEBT

Long-term debt consists of the following:

| | February 28, 2006 |
|---|---|
| Equipment loan, bank, collateralized by related production equipment, payable in monthly installments of principal and interest of $832. Interest rate 6.51%. 60 month term. | $ 35,603 |
| Equipment loan, bank, collateralized by related office equipment, payable in monthly installments of principal and interest of $1,039. Interest rate 6.21%. 36 month term. | 29,641 |
| Equipment loan, bank, collateralized by related engineering equipment, payable in monthly installments of principal and interest of $770. Interest rate 6.54%. 60 month term. | 39,285 |
| Total long term debt | 104,529 |
| Due within one year | 25,415 |
| Due after one year | $ 79,114 |

Long-term debt is payable as follows:

| Fiscal Year ending February 28, | |
|---|---|
| 2008 | $27,373 |
| 2009 | 23,881 |
| 2010 | 17,853 |
| 2011 | 10,007 |

***Note 10:*** COMMITMENTS AND CONTINGENCIES

Leases – Total rent expense was approximately $94,595 and $84,677, for the two years ended February 28, 2006 and February 29, 2005, respectively.

The Company presently leases its office and production facilities on a month to month basis.

The Company has $10,800 in future minimum obligations under the lease for its storage facility, which expires November 30, 2006.

***Note 11:*** INCOME TAXES

The annual provision (benefit) for income taxes differs from amounts computed by applying the maximum U.S. Federal income tax rate to pre-tax income (loss) as follows:

| | February 28, | | | |
|---|---|---|---|---|
| | 2006 | % | 2005 | % |
| Computed tax at maximum rate | $ 365,000 | 35.0 | $ 311,000 | 38.5 |
| Franchise taxes due, net of federal benefit | 43,000 | 4.5 | 54,000 | 6.7 |
| Temporary Difference – | | | | |
| Depreciation | (34,000) | (3.3) | - | - |
| Utilization or change in valuation allowance for | | | | |
| tax effect of operating loss carryforwards | (374,000) | (36.2) | (353,000) | (43.7) |
| Income tax (benefit) | $ 0 | 0 | $ 12,000 | 1.5 |

The net deferred tax asset is comprised of the following:

| | February 28, 2006 |
|---|---|
| Allowance for doubtful accounts | $ 7,000 |
| Inventory | 96,000 |
| Accrued expenses | 139,000 |
| Depreciation | (72,000) |
| Net operating losses and other carryforwards | 830,000 |
| Net deferred tax assets before valuation allowance | 1,000,000 |
| Deferred tax asset valuation allowance | (415,000) |
| Net deferred tax asset | $ 585,000 |

The change in the valuation allowance was $384,000 for the year ended February 28, 2006. This represents a $374,000 decrease in the net operating loss valuation allowance offset by a $10,000 increase in the timing difference of accrued expense accruals. A $585,000 tax benefit has been reflected as a tax asset in the financial statements, of which $270,000 is a current asset.

At February 28, 2006, the Company has available net operating loss carryforwards of approximately $2,075,000 for income tax purposes, which expire between fiscal 2006 and fiscal 2022. The Company also has research and development credits of approximately $136,000, which expire between fiscal 2010 and fiscal 2021. The net operating loss and credit carryforwards generated by a subsidiary are subject to limitations under Section 382 of the Internal Revenue Code.

***Note 12:*** STOCKHOLDERS' EQUITY

**Stock Options** – The Company has two stock option plans, the 1993 Stock Incentive Plan, as Amended ("1993 Plan") and the 2003 Stock Incentive Plan ("2003 Plan"). Under each Plan, options can be granted to officers, directors, consultants and employees of the Company and its subsidiaries to purchase up to 1,500,000 of the Company's common shares. Options granted under the 1993 Plan expire on various dates through 2013. The 1993 Plan expired in October 2003 and no further options can be granted under the 1993 Plan. A total of 126,500 options remain outstanding under the 1993 Plan. Under the 2003 Plan options expire at various dates through 2015. A total of 809,000 options are outstanding under the 2003 Plan.

During Fiscal Year 2006 the Company granted options for 25,000 shares exercisable at $2.25 to an officer of the Company, options for 40,000 shares exercisable at prices from $1.06 to $2.43 to directors of the Company and options for 37,500 shares exercisable at prices from $1.42 to $2.95 to employees of the Company. During Fiscal Year 2006, no compensation expense was recognized based on the fair value of any options granted.

During Fiscal Year 2005, the Company granted options for 540,000 shares exercisable at prices from $.95 to $1.75 to officers of the Company, options for 40,000 shares exercisable at $1.06 to directors of the Company, options for 144,000 shares exercisable at prices from $.95 to $2.30 to employees of the Company, and options for 50,000 shares exercisable at prices from $1.06 to $1.95 to consultants to the Company. During Fiscal Year 2005, compensation expense of $19,801was recognized based on the fair value of the options granted to two consultants.

Under both the 1993 Plan and the 2003 Plan, options are granted at prices that are at least 100% of the fair market value of the common stock at time of grant. For qualified employees, except under certain circumstances specified in both Plans or unless otherwise specified at the discretion of the Board of Directors, no option may be exercised prior to one year after date of grant, with the balance becoming exercisable in cumulative installments over a three year period during the term of the option, and terminate at a stipulated period of time after an employee's termination of employment.

A summary of the activity of both plans for the years ended February 28, 2006 and February 28, 2005 is as follows:

| | Stock Options | | Weighted Average Exercise Price | |
|---|---|---|---|---|
| | Outstanding | Exercisable | Outstanding | Exercisable |
| Balance – February 29, 2004 | 961,046 | 890,171 | .32 | .29 |
| Granted Fiscal Year 2005 | 774,000 | | 1.64 | |
| Exercised Fiscal Year 2005 | (792,484) | | (.26) | |
| Canceled Fiscal Year 2005 | (1,500) | | (.30) | |
| Balance – February 28, 2005 | 941,062 | 642,062 | 1.46 | 1.47 |
| Granted Fiscal Year 2006 | 102,500 | | 2.18 | |
| Exercised Fiscal Year 2006 | (58,062) | | (.51) | |
| Canceled Fiscal Year 2006 | (50,000) | | (1.63) | |
| Balance – February 28, 2006 | 935,500 | 762,425 | 1.61 | 1.83 |

Information, at date of issuance, regarding stock option grants for the year ended February 28, 2006:

| | Shares | Weighted Average Exercise Price | Weighted Average Fair Value |
|---|---|---|---|
| Year ended February 28, 2006: | | | |
| Exercise price exceeds market price | - | - | - |
| Exercise price equals market price | 102,500 | $2.18 | $.74 |
| Exercise price is less than market price | - | - | - |

The following table summarizes information about stock options outstanding and exercisable at February 28, 2006:

| | Number Outstanding | Weighted-Average Remaining Life in Years | Weighted Average Exercise Price | Number Exercisable |
|---|---|---|---|---|
| Range of exercise prices: ...... | | | | |
| $.09 to $.50 .......... | 61,500 | 6.6 | $ .30 | 61,500 |
| $.51 to $1.00 .......... | 89,000 | 6.3 | $ .96 | 54,300 |
| $1.01 to $1.75 .......... | 610,000 | 8.5 | $1.64 | 559,625 |
| $1.76 to $2.30 .......... | 132,500 | 9.2 | $2.19 | 85,875 |
| $2.31 to $3.00 .......... | 42,500 | 9.4 | $2.48 | 1,125 |

**Warrants** – On February 15, 2000, the Company entered into a 90 day $100,000 subordinated convertible loan with a non-affiliated individual convertible into common stock at $1.00 per share. The loan and related interest of 8 % was repaid upon maturity, May 15, 2000. As part of the loan agreement, the lender was eligible to receive a warrant to purchase 50,000 shares of the Company's common stock, if the loan was not converted to equity or was not repaid. When the loan was repaid, the lender received a five-year warrant to purchase 50,000 shares of the Company's common stock at $1.00 per share in accordance with the provisions of the agreement. This warrant was exercised on May 9, 2005.

In May and August 2004, the Company issued 49,133 shares of common stock for the conversion of indebtedness in the amount of $20,636, issued 7,035 shares of common stock for services valued at $2,814 and sold 25,000 shares of common stock for $23,500.

On October 28, 2004, the Company issued two one year warrants each to purchase 142,857 shares of the Company's common stock at $1.75 per share to a New York State Agency, Empire State Development Corporation, Small Business Technology Investment Fund. These warrants were issued at fair-market value to encourage additional equity investment in the Company.

On December 3, 2004, in conjunction with a private offering of 307,000 shares of the Company's common stock, the Company issued two year warrants to purchase 76,750 shares of the Company's common stock at $1.75 per share to eight accredited investors. In April 2005, 10,000 of these warrants were exercised.

On May 3, 2005, the Company sold 125,000 shares of its common stock at $2.30 per share and issued a warrant to purchase an additional 25,000 shares of common stock at $2.45 per share to an institutional investor in a private placement. On May 9, 2005, a warrant for 50,000 shares was exercised for $1.00 per share. On May 11, 2005 and January 4, 2006, two warrants for a total of 285,714 shares of the Company's common stock were exercised at $1.75 per share by Empire State Development Corporation, Small Business Technology Investment Fund.

***Note 13:*** EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

| | February 28, | |
|---|---|---|
| | 2006 | 2005 |
| Numerator for basic and diluted | | |
| Earnings per share | $ 1,043,320 | $ 795,302 |
| Denominator: | | |
| Denominator for basic earnings per share - | | |
| weighted average shares | 14,156,972 | 11,708,331 |
| Effects of dilutive securities: | | |
| Warrants | 0 | 22,619 |
| Stock options for employees, directors and | | |
| outside consultants | 117,521 | 275,220 |
| Denominator for diluted earnings per share | 14,274,493 | 12,006,170 |
| Basic Earnings Per Share | $ .07 | $ .07 |
| Diluted Earnings Per Share | $ .07 | $ .07 |

***Note 14:*** RELATED PARTY TRANSACTIONS

**Norwood loans** - On April 30, 2001, in order to induce the advance of an additional $300,000 by Norwood Venture Corp. ("Norwood"), certain of the Company's directors, an officer and an affiliate of the Company participated in the amount of $216,750 in the additional mezzanine financing. Interest expense of $8,821 and $26,571 was paid to Norwood and forwarded to these individuals during Fiscal Years 2005 and 2004, respectively.

On December 15, 2004, Norwood Venture Corporation and the Company reached an agreement whereby the "Put" rights under the Norwood Loan and Warrant Agreement were terminated for a sum of $188,000 paid by the Company to Norwood. Also, Norwood exercised all of its warrants to purchase the Company's stock, resulting in the issuance of 2,022,017 shares of common stock. The Chairman of the Company and an over 5% owner of the Company were participants in the Norwood Loan and, accordingly, they each received 243,239 shares of the Company's common stock as the result of the warrant exercise. Also, they each received $103,333 as part of the repayment of the principal of the Norwood Loans.

***Note 15:*** SIGNIFICANT CUSTOMERS AND FOREIGN SALES

One customer accounted for 6.4% of the Company's sales for Fiscal Year ended February 28, 2006.

Export sales to customers located outside the United States were approximately as follows:

| | February 28, 2006 | February 28, 2005 |
|---|---|---|
| Western Europe | $ 839,000 | $ 482,000 |
| Far East | 1,021,000 | 986,000 |
| Other | 1,176,000 | 925,000 |
| | $3,036,000 | $2,393,000 |

During Fiscal Years 2006 and 2005, sales to foreign customers accounted for approximately $3,036,000 and $2,393,000, or 44% and 41% respectively, of total revenues.

***Note 16:*** OTHER INCOME

As previously reported on Form 8-K, filed on July 5, 2005, the Company determined that a former employee had misappropriated approximately $250,000 of the Company's monies, primarily through unauthorized check writing from the Company's accounts over a period of three calendar years. The Company has previously expensed substantially all of the misappropriated funds over the years.

The Company recovered $157,605 during the year ended February 28, 2006; this amount is recorded as other income. The Company is pursuing appropriate remedies to recover the balance of the funds. As previously discussed, the Company can offer no assurances that it will be successful in its attempt to collect the balance of the remaining restitution.

***Common Stock***

The Company's Common Stock trades in the over-the-counter market on the OTC Bulletin Board. The following table sets forth the range of high and low closing bid quotations for the Company's Common Stock for the periods indicated.

| FISCAL YEAR ENDED: | FEBRUARY 28, 2006 | | 2005 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $ 2.92 | $ 1.90 | $ 1.65 | $ 0.60 |
| Second Quarter | 2.55 | 2.07 | 1.26 | 0.94 |
| Third Quarter | 2.32 | 1.27 | 2.14 | 1.15 |
| Fourth Quarter | 2.15 | 1.20 | 3.00 | 2.10 |

The above quotations are believed to represent inter-dealer quotations without retail markups, markdowns or commissions and may not represent actual transactions. The Company believes that, although limited or sporadic quotations exist, there is no established public trading market for the Company's Common Stock.

# CORPORATE DIRECTORY

| | |
|---|---|
| *Directors* | **Harvey L. Berger, Ph.D.**<br>Director and Chief Technology Officer<br>**Christopher L. Coccio, Ph.D.**<br>Chief Executive Officer, President and a Director<br>**Edward J. Handler, Esq.**<br>Director*<br>**Donald F. Mowbray, Ph.D.**<br>Director*<br>**Samuel Schwartz**<br>Chairman and Director<br>**Philip A. Strasburg, CPA**<br>Director*<br>* Member of the Audit Committee and Compensation Committee. |
| *Executive Officers* | **Stephen J. Bagley, CPA**<br>Chief Financial Officer<br>**Harvey L. Berger, Ph.D.**<br>Director and Chief Technology Officer<br>**Christopher L. Coccio, Ph.D.**<br>Chief Executive Officer, President and a Director<br>**Vincent F. DeMaio**<br>Vice President<br>**R. Stephen Harshbarger**<br>Vice President |
| *Corporate Headquarters* | **2012 Route 9W**<br>**Milton, NY 12547**<br>**Phone: 845•795•2020**<br>**Fax: 845•795•2720** |
| *Corporate Website* | **http://www.sono-tek.com** |
| *Corporate E-mail* | **info@sono-tek.com** |



SONO•TEK Corporation

leadership through innovation since 1975

2012 Route 9W, Milton, NY 12547 USA

Telephone: (845) 795-2020 • Fax: (845) 795-2720

Internet: www.sono-tek.com • E-mail: info@sono-tek.com